

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

Via e-mail:
Mr. Boris Podolsky
Chief Executive Officer
CTC Media, Inc.
31A Leningradsky Prospekt
125284 Moscow, Russia

      Re: **CTC Media, Inc.**
              Form 10-K for the fiscal year ended December 31, 2011
              Filed February 28, 2012
              Form 10-Q for the quarterly period ended June 30, 2012
              Filed August 7, 2012
              File No. 000-52003

Dear Mr. Podolsky:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Terry French for

              Larry Spirgel
              Assistant Director